QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.2

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)
(unaudited)

	December 31 2004	September 30 2005
Assets
Current assets:
Cash and short-term investments	$968.8	$895.5
Accounts receivable	1,023.3	856.6
Inventories	1,062.9	1,094.9
Prepaid and other assets	127.4	147.8
Income taxes recoverable	89.1	84.4
Deferred income taxes	1.8	—

	3,273.3	3,079.2
Capital assets	569.3	545.3
Goodwill from business combinations	872.9	874.5
Intangible assets	104.5	84.7
Other assets	119.8	109.0

	$4,939.8	$4,692.7

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,107.9	$1,057.8
Accrued liabilities	486.6	416.1
Income taxes payable	93.2	92.8
Deferred income taxes	0.6	8.9
Current portion of long-term debt (note 4)	2.6	0.2
Convertible debt (notes 2(i) and 5)	124.1	—

	1,815.0	1575.8
Long-term debt (note 4)	500.8	750.2
Accrued pension and post-employment benefits	81.0	78.6
Deferred income taxes	23.4	19.6
Other long-term liabilities	30.8	30.3

	2,451.0	2,454.5
Shareholders' equity:
Capital stock	3,559.1	3,564.6
Warrants (note 6)	8.9	8.4
Contributed surplus	142.9	158.8
Option component of convertible debt (notes 2(i) and 5)	210.2	—
Deficit	(1,473.6)	(1,517.4)
Foreign currency translation adjustment	41.3	23.8

	2,488.8	2,238.2

	$4,939.8	$4,692.7

Accounting policy change (note 2(i))
Guarantees and contingencies (note 14)

See accompanying notes to consolidated financial statements.
These unaudited interim consolidated financial statements should be read in conjunction with the
2004 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(in millions of U.S. dollars, except per share amounts)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2004	2005	2004	2005
Revenue	$2,176.0	$1,994.4	$6,507.1	$6,395.7
Cost of sales	2,072.9	1,886.1	6,193.6	6,033.5

Gross profit	103.1	108.3	313.5	362.2
Selling, general and administrative expenses (SG&A)	82.2	72.3	251.9	223.3
Amortization of intangible assets	7.7	6.8	22.6	21.0
Integration costs related to acquisitions	1.2	—	1.6	0.3
Other charges (note 7)	31.1	27.0	60.6	74.0
Accretion of convertible debt (notes 2(i) and 5)	3.1	1.1	14.2	7.6
Interest on long-term debt	7.3	14.4	10.4	32.7
Interest expense (income), net	0.5	(2.0)	1.2	(4.0)

Earnings (loss) before income taxes	(30.0)	(11.3)	(49.0)	7.3

Income taxes expense (recovery):
Current	1.2	7.4	15.8	24.4
Deferred	(6.8)	0.9	(20.4)	1.5

	(5.6)	8.3	(4.6)	25.9

Net loss for the period	$(24.4)	$(19.6)	$(44.4)	$(18.6)

Deficit, beginning of period	$(639.5)	$(1,472.6)	$(581.0)	$(1,473.6)
Change in accounting policy (note 2(i))	—	—	(1.9)	—

Deficit as restated, beginning of period	(639.5)	(1,472.6)	(582.9)	(1,473.6)
Loss on repurchase of convertible debt (note 5)	—	(25.2)	(36.6)	(25.2)
Net loss for the period	(24.4)	(19.6)	(44.4)	(18.6)

Deficit, end of period	$(663.9)	$(1,517.4)	$(663.9)	$(1,517.4)

Basic loss per share (note 11)	$(0.11)	$(0.09)	$(0.20)	$(0.08)
Diluted loss per share (note 11)	$(0.11)	$(0.09)	$(0.20)	$(0.08)
Weighted average number of shares outstanding (in millions) (note 11):
Basic	225.1	225.8	221.0	226.2
Diluted	225.1	225.8	221.0	226.2

See accompanying notes to consolidated financial statements.
These unaudited interim consolidated financial statements should be read in conjunction with the
2004 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2004	2005	2004	2005
Cash provided by (used in):
Operations:
Net loss for the period	$(24.4)	$(19.6)	$(44.4)	$(18.6)
Items not affecting cash:
Depreciation and amortization	53.1	38.2	156.1	120.7
Deferred income taxes	(6.8)	0.9	(20.4)	1.5
Accretion of convertible debt	3.1	1.1	14.2	7.6
Non-cash charge for option issuances	2.1	2.2	5.8	7.2
Restructuring charges (note 7)	2.4	0.6	5.5	7.6
Other charges (note 7)	(13.4)	—	(15.4)	(16.9)
Gain on settlement of principal component of convertible debt (note 5)	—	(13.9)	(32.9)	(13.9)
Inventory write-down related to restructuring (note 7)	16.6	—	16.6	—
Other	(4.2)	8.6	2.2	6.4
Changes in non-cash working capital items:
Accounts receivable	89.4	54.4	(62.5)	167.3
Inventories	5.5	(1.2)	(18.7)	(36.9)
Prepaid and other assets	6.9	16.8	(13.6)	0.4
Income taxes recoverable	(0.4)	1.2	(1.1)	4.7
Accounts payable and accrued liabilities	2.2	(111.8)	(132.9)	(120.7)
Income taxes payable	(0.8)	6.0	8.5	2.0

Non-cash working capital changes	102.8	(34.6)	(220.3)	16.8

Cash provided by (used in) operations	131.3	(16.5)	(133.0)	118.4

Investing:
Acquisitions, including cash/indebtedness acquired	2.7	(2.2)	(39.6)	(2.2)
Purchase of capital assets	(17.3)	(42.5)	(114.3)	(111.8)
Proceeds from sale of assets	52.6	9.6	74.2	31.1
Other	0.5	0.4	1.5	0.9

Cash provided by (used in) investing activities	38.5	(34.7)	(78.2)	(82.0)

Financing:
Increase in long-term debt (note 4)	—	—	500.0	250.0
Long-term debt issue costs	—	—	(12.0)	(4.2)
Deferred financing costs	(0.2)	—	(4.0)	—
Repurchase of convertible debt (note 5)	—	(352.0)	(299.7)	(352.0)
Repayment of long-term debt	(1.1)	(0.3)	(40.2)	(3.3)
Issuance of share capital	3.5	2.1	11.5	5.5
Other	(0.3)	(1.6)	1.3	(5.7)

Cash provided by (used in) financing activities	1.9	(351.8)	156.9	(109.7)

Increase (decrease) in cash	171.7	(403.0)	(54.3)	(73.3)
Cash, beginning of period	802.8	1,298.5	1,028.8	968.8

Cash, end of period	$974.5	$895.5	$974.5	$895.5

Cash is comprised of cash and short-term investments.
Supplemental cash flow information (note 12)

See accompanying notes to consolidated financial statements.
These unaudited interim consolidated financial statements should be read in conjunction with the
2004 annual consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)
(unaudited)

1.     NATURE OF BUSINESS:

        Our primary operations consist of providing a broad range of services including manufacturing, design, new product introduction, engineering services, supply chain management, printed circuit assembly, system assembly, fulfillment, logistics and after-market services and support to our customers primarily in the computing and telecommunications industries and increasingly in the aerospace and defense, automotive, consumer electronics and industrial end markets. We have operations in the Americas, Asia and Europe.

        We prepare our financial statements in accordance with generally accepted accounting principles (GAAP) in Canada with a reconciliation to accounting principles generally accepted in the United States, disclosed in note 20 to the 2004 annual consolidated financial statements.

2.     SIGNIFICANT ACCOUNTING POLICIES:

        The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

        These unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly our financial position as of September 30, 2005 and the results of operations and cash flows for the three and nine months ended September 30, 2004 and 2005.

        These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2004 annual consolidated financial statements, except for the following:

(i)    Liabilities and equity:

        Effective December 31, 2004, we early adopted the amendment to CICA Handbook Section 3860, "Financial Instruments — Presentation and Disclosure." The revised standard requires obligations of a fixed amount that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. The standard is effective on a retroactive basis with restatement of prior periods. As a result of adopting this standard, we reclassified the principal component of our convertible debt (LYONs) as a debt instrument and recorded all accretion charges, amortization of deferred financing costs, gains and losses on repurchases relating to the principal component and related tax effects as charges to the statement of operations. The option component of the LYONs continued to be accounted for as an equity instrument.

        Upon adoption of this standard, we:

  (a)
  reclassified $124.1 of LYONs from equity to debt at December 31, 2004;

  (b)
  reclassified $1.3 of deferred financing costs from equity to other assets at December 31, 2004;

  (c)
  reduced deferred tax assets and equity by $1.9 at December 31, 2004;

  (d)
  recorded a charge of $1.9 to opening deficit at January 1, 2004 representing the cumulative amount of amortization of deferred financing costs, net of tax;

  (e)
  recorded accretion charges, amortization of deferred financing costs and the related tax effects in the statement of operations in the amounts of $2.1 and $9.6, respectively, for the three and nine months ended September 30, 2004; and

  (f)
  reclassified the gain on the repurchase of LYONs and related tax effect from equity to other charges and tax expense in the amount of nil and $21.4 for the three and nine months ended September 30, 2004.

  There was no impact to basic or diluted loss per share for any period as a result of adopting this change retroactively.

  During the third quarter of 2005, we repurchased the remaining outstanding LYONs. See note 5.

3.     ACQUISITIONS AND DIVESTITURES:

2004 activities:

        On March 12, 2004, we acquired Manufacturers' Services Limited (MSL), a full-service global electronics manufacturing and supply chain services company, headquartered in the United States. This acquisition provided us with an expanded customer base and service offerings, and supported our strategy of diversifying our end-markets.

        The purchase price of $321.2 was financed with the issuance of 14.1 million subordinate voting shares, the issuance of options to purchase 2.1 million subordinate voting shares, the issuance of warrants to purchase 1.1 million subordinate voting shares, and $51.6 in cash.

        As part of the purchase price of MSL, we recorded a liability for consolidating some of the acquired MSL facilities, including a workforce reduction. The planned actions include employee termination and lease exit costs in all geographies. The employee terminations will be completed in early 2006. The long-term lease and contractual obligations will be paid out over the remaining lease terms through 2010. Cash outlays are funded from cash on hand.

        The following table details the activity through the MSL restructuring liability:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability
Accrued on acquisition	$28.0	$6.9	$1.2	$36.1
Cash payments	(14.7)	(0.6)	(0.2)	(15.5)

December 31, 2004	13.3	6.3	1.0	20.6
Cash payments	—	(0.3)	—	(0.3)

March 31, 2005	13.3	6.0	1.0	20.3
Cash payments	—	(3.0)	(0.3)	(3.3)

June 30, 2005	13.3	3.0	0.7	17.0
Adjustments	(0.7)	—	0.7	—
Cash payments	—	(0.4)	(1.0)	(1.4)

September 30, 2005	$12.6	$2.6	$0.4	$15.6

        In April 2004, we acquired certain assets located in the Philippines from NEC Corporation.

        In September 2004, we sold certain assets relating to our power operations and signed a multi-year agreement to supply manufacturing services to the purchaser.

2005 activities:

        In the third quarter of 2005, we completed the acquisitions of CoreSim Inc. and Ramnish Electronics Private Limited. The total cash purchase price was $2.2, including indebtedness acquired. Goodwill arising from these acquisitions was $1.6.

4.     LONG-TERM DEBT:

	December 31 2004	September 30 2005
Unsecured, revolving credit facility due 2007 (a)	$—	$—
Senior Subordinated Notes due 2011 (b)	500.0	500.0
Senior Subordinated Notes due 2013 (c)	—	250.0
Capital lease obligations	3.4	0.4

	503.4	750.4
Less current portion	2.6	0.2

	$500.8	$750.2

  (a)
  We have a 364-day credit facility for $600.0 which matures June 2007. The facility includes a $25.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There are no borrowings outstanding under this facility. Commitment fees for the nine months ended September 30, 2005 were $1.8.

    The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that require us to maintain certain financial ratios. A change of control is an event of default. Based on the required minimum financial ratios, at September 30, 2005, we are limited to approximately $340 of available debt incurrence. The available debt incurrence under the facility has been reduced by the two subordinated debt issuances below and outstanding letters of credit and guarantees totaling $79.8. We were in compliance with all covenants as at September 30, 2005.

  (b)
  In June 2004, we issued Senior Subordinated Notes due 2011 with an aggregate principal amount of $500.0, and a fixed interest rate of 7.875%. We incurred $12.0 in pre-tax underwriting commissions and expenses which we deferred and are amortizing over the term of the debt. The Notes are unsecured and are subordinated in right of payment to all our senior debt. The Notes may be redeemed on July 1, 2008 or later at various premiums above face value.

    In connection with the Notes offering, we entered into agreements which swap the fixed interest rate on the Notes with a variable interest rate based on LIBOR plus a margin. The average interest rate on the Notes was 5.6%, 6.1% and 6.5% for the first, second and third quarters of 2005.

  (c)
  In June 2005, we issued Senior Subordinated Notes due 2013 with an aggregate principal amount of $250.0, and a fixed interest rate of 7.625%. We incurred $4.2 in underwriting commissions and expenses which we deferred and are amortizing over the term of the debt. The Notes are unsecured and are subordinated in right of payment to all our senior debt. The Notes may be redeemed on July 1, 2009 or later at various premiums above face value.

5.     CONVERTIBLE DEBT:

        Pursuant to Canadian GAAP, the LYONs are bifurcated into a principal component and an option component. The principal component is recorded as debt and the option component is recorded as equity. See note 2(i).

        During the third quarter of 2005, we repurchased the remaining outstanding LYONs for a total of $352.0 in cash. We realized an accounting loss of approximately $11.3 on the repurchase, which was apportioned between the principal and option components, based on their relative fair values compared to their carrying values. We recognized a gain on the principal component which was recorded in other charges and a loss on the option component which was recorded in deficit.

6.     WARRANTS:

        In connection with the MSL acquisition, we issued Series A and Series B warrants to replace the outstanding MSL warrants.

7.     OTHER CHARGES:

	Three months ended September 30		Nine months ended September 30
	2004	2005	2004	2005
2001 and 2002 restructuring (a)	$—	$0.6	$4.9	$1.6
2003 restructuring (b)	0.1	0.1	1.9	(1.9)
2004 restructuring (c)	44.4	10.6	102.1	19.3
2005 restructuring (d)	—	29.6	—	85.8

Total restructuring	44.5	40.9	108.9	104.8
Deferred financing costs	—	—	1.6	—
Gain on repurchase of convertible debt (note 5)	—	(13.9)	(32.9)	(13.9)
Gain on sale of surplus land and building	(1.4)	—	(5.0)	(3.1)
Gain on sale of assets (e)	(12.0)	—	(12.0)	—
Other (f)	—	—	—	(13.8)

Other charges	$31.1	$27.0	$60.6	$74.0
Inventory write-down recorded in cost of sales (g)	16.6	—	16.6	—

Total	$47.7	$27.0	$77.2	$74.0

(a)    2001 and 2002 restructuring:

        In 2001, we announced a restructuring plan in response to the weak end-markets in the computing and communications industries. In response to the prolonged difficult end-market conditions, particularly in the computing and communications industries, a second restructuring plan was announced in July 2002. The weak demand for our manufacturing services resulted in an accelerated move to lower-cost geographies and additional restructuring in the Americas and Europe.

        These restructuring actions were focused on consolidating facilities, reducing the workforce, and transferring programs to lower-cost geographies. The majority of the employees terminated were manufacturing and plant employees. For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. Adjustments were made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect higher accruals for other leases due to delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas.

        We have completed the major components of our 2001 and 2002 restructuring plans, except for certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2015. Cash outlays are funded from cash on hand.

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2001	$—	$—	$—	$—	$—	$—
Provision re: 2001	90.7	35.3	12.4	138.4	98.6	237.0
Cash payments	(51.2)	(1.6)	(2.9)	(55.7)	—	—

December 31, 2001	39.5	33.7	9.5	82.7	98.6	237.0
Provision re: 2002	128.8	51.7	8.5	189.0	194.5	383.5
Cash payments	(77.1)	(14.7)	(7.5)	(99.3)	—	—
Adjustments	(4.1)	11.4	(2.7)	4.6	(2.7)	1.9

December 31, 2002	87.1	82.1	7.8	177.0	290.4	622.4
Cash payments	(83.4)	(44.1)	(7.8)	(135.3)	—	—
Adjustments	7.4	24.1	2.9	34.4	(10.8)	23.6

December 31, 2003	11.1	62.1	2.9	76.1	279.6	646.0
Cash payments	(11.8)	(27.5)	(3.2)	(42.5)	—	—
Adjustments	0.7	2.2	0.3	3.2	1.4	4.6

December 31, 2004	$—	$36.8	$—	$36.8	$281.0	$650.6

        The following table details the 2005 activity by quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
December 31, 2004	$—	$36.8	$—	$36.8	$281.0	$—
Cash payments	—	(2.6)	—	(2.6)	—	—
Adjustments	—	1.1	—	1.1	—	1.1

March 31, 2005	—	35.3	—	35.3	281.0	1.1
Cash payments	—	(2.6)	—	(2.6)	—	—
Adjustments	—	0.3	—	0.3	(0.4)	(0.1)

June 30, 2005	—	33.0	—	33.0	280.6	1.0
Cash payments	—	(2.4)		(2.4)	—	—
Adjustments	—	0.6	—	0.6	—	0.6

September 30, 2005	$—	$31.2	$—	$31.2	$280.6	$1.6

        The accrued restructuring liability is recorded in Accrued Liabilities in the accompanying consolidated balance sheet.

(b)    2003 restructuring:

        In January 2003, we announced that we would further reduce our manufacturing capacity. These restructuring actions were focused on workforce reductions and facility consolidations in Europe. Termination announcements were made in 2003 to approximately 480 employees, primarily manufacturing and plant employees. All employees were terminated as of March 31, 2005. In March 2005, we sold to a third party the production facility we closed in 2003 at a loss of $2.4. The purchaser also agreed to employ certain employees, which reduced our remaining contractual severance obligations. We adjusted our accrued liability to reflect the reduced severance costs. We recorded a net recovery of $2.0 relating to this transaction. The remaining accrued liability includes payments to regulatory agencies, in accordance with local labour legislation, which we expect to pay out through 2008. Cash outlays are funded from cash on hand.

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2003	$—	$—	$—	$—	$—	$—
Provision	61.4	0.3	1.1	62.8	8.5	71.3
Cash payments	(28.6)	(0.3)	(1.1)	(30.0)	—	—

December 31, 2003	32.8	—	—	32.8	8.5	71.3
Cash payments	(19.0)	—	—	(19.0)	—	—
Adjustments	2.0	—	—	2.0	—	2.0

December 31, 2004	$15.8	$—	$—	$15.8	$8.5	$73.3

        The following table details the 2005 activity by quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
December 31, 2004	$15.8	$—	$—	$15.8	$8.5	$—
Cash payments	(1.3)	(0.4)	—	(1.7)	—	—
Adjustments	(4.8)	0.4	—	(4.4)	2.4	(2.0)

March 31, 2005	9.7	—	—	9.7	10.9	(2.0)
Cash payments	(0.4)	—	—	(0.4)	—	—

June 30, 2005	9.3	—	—	9.3	10.9	(2.0)
Cash payments	(0.3)	—	—	(0.3)	—	—
Adjustments	(0.2)			(0.2)	0.3	0.1

September 30, 2005	$8.8	$—	$—	$8.8	$11.2	$(1.9)

        $6.8 of the accrued termination costs is classified in Other Long-term Liabilities. The remaining accrued restructuring liability is recorded in Accrued Liabilities in the accompanying consolidated balance sheet.

(c)    2004 restructuring:

        In January and April 2004, we announced plans to further restructure our operations to better align capacity with customers' requirements. These restructuring actions were focused on workforce reductions and facility consolidations in all regions. Termination announcements were made to approximately 5,000 employees, consisting of executive, manufacturing and plant employees. Approximately 50 employees remain to be terminated as of September 30, 2005. Approximately 60% of the employee terminations were in the Americas, 30% in Asia and 10% in Europe.

        In 2004, we recorded a non-cash charge of $33.9 to write-down certain long-lived assets primarily in Asia (55%) and the Americas (40%) which became impaired due to facility consolidations. In addition to buildings, leasehold improvements and machinery and equipment, the asset impairments also included an intellectual property write-down in the Americas. In May 2005, we sold one of our restructured facilities in Asia and incurred an additional loss of $6.7. In the third quarter of 2005, we recorded an additional charge of $10.6 primarily for termination and other related employee costs, which were recorded as incurred.

        We expect to complete these restructuring actions by the end of 2005, except for certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2011. Cash outlays are funded from cash on hand.

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2004	$—	$—	$—	$—	$—	$—
Provision	98.6	8.7	5.9	113.2	33.9	147.1
Cash payments	(79.8)	(4.5)	(0.9)	(85.2)	—	—

December 31, 2004	$18.8	$4.2	$5.0	$28.0	$33.9	$147.1

        The following table details the 2005 activity by quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
December 31, 2004	$18.8	$4.2	$5.0	$28.0	$33.9	$—
Cash payments	(13.4)	(0.2)	(1.0)	(14.6)	—	—
Adjustments	3.3	0.1	—	3.4	(1.5)	1.9

March 31, 2005	8.7	4.1	4.0	16.8	32.4	1.9
Cash payments	(5.7)	(0.3)	(2.5)	(8.5)	—	—
Adjustments	0.8	—	(0.7)	0.1	6.7	6.8

June 30, 2005	3.8	3.8	0.8	8.4	39.1	8.7
Cash payments	(8.7)	(0.2)	(0.4)	(9.3)	—	—
Adjustments	9.5	0.1	1.0	10.6	—	10.6

September 30, 2005	$4.6	$3.7	$1.4	$9.7	$39.1	$19.3

        The accrued restructuring liability is recorded in Accrued Liabilities in the accompanying consolidated balance sheet.

(d)    2005 restructuring:

        In January 2005, we announced plans to further improve capacity utilization and accelerate margin improvements. These restructuring actions will include facility closures and a reduction in workforce, primarily targeting our higher-cost geographies where end-market demand has not recovered to the levels management requires to achieve sustainable profitability.

  As of September 30, 2005, we have recorded termination costs related to approximately 2,400 employees, primarily manufacturing and plant employees. Approximately 700 of these employees have been terminated as of September 30, 2005 with the balance of the terminations to occur throughout 2005 and into 2006. Approximately 80% of employee terminations are in the Americas and 20% in Europe.

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2005	$—	$—	$—	$—	$—	$—
Provision	31.5	0.1	0.4	32.0	—	32.0
Cash payments	(2.6)	(0.1)	(0.4)	(3.1)	—	—

March 31, 2005	28.9	—	—	28.9	—	32.0
Provision	19.2	3.9	1.3	24.4	(0.2)	24.2
Cash payments	(7.2)	(0.2)	(1.2)	(8.6)	—	—

June 30, 2005	40.9	3.7	0.1	44.7	(0.2)	56.2
Provision	19.7	7.9	1.7	29.3	0.3	29.6
Cash payments	(31.1)	0.1	(1.5)	(32.5)	—	—

September 30, 2005	$29.5	$11.7	$0.3	$41.5	$0.1	$85.8

        We expect to complete these restructuring actions throughout 2005 and into 2006. Cash outlays are and will be funded from cash on hand.

        The accrued restructuring liability is recorded in Accrued Liabilities in the accompanying consolidated balance sheet.

Restructuring summary:

        We expect to incur restructuring charges of between $225.0 and $275.0 to be recorded throughout 2005 and 2006. As of September 30, 2005, we have recorded restructuring charges totaling $104.8.

        As of September 30, 2005, assets included $7.0 representing assets available-for-sale, primarily land and buildings in the Americas, as a result of the restructuring actions we implemented. We have programs underway to sell these assets.

(e)    Gain on sale of assets:

        In September 2004, we sold certain assets relating to our power operations.

(f)    Other:

        In the fourth quarter of 2004, we recorded charges totaling $116.8 to reduce the net realizable value of notes and accounts receivables related to one of our customers, whose financial condition had significantly deteriorated. In the second quarter of 2005, this customer ceased operations and sold certain assets. We recorded a recovery of $13.8 to reflect the estimated amounts recoverable from that customer.

(g)    Inventory write-down recorded in cost of sales:

        During the third quarter of 2004, we decided to restructure and exit certain service offerings resulting in a write-down of the related inventory.

8.     PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:

        We have recorded the following pension expense:

	Three months ended September 30		Nine months ended September 30
	2004	2005	2004	2005
Pension plans	$10.1	$7.3	$24.5	$23.3
Other benefit plans	4.4	2.9	12.5	8.9

Total expense	$14.5	$10.2	$37.0	$32.2

9.     STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:

        Effective January 1, 2003, we adopted the revised CICA Handbook Section 3870, "Stock-Based Compensation," which requires that a fair value method of accounting be applied to all stock-based compensation payments for both employees and non-employees. In accordance with the transitional provisions of Section 3870, we have prospectively applied the fair value method of accounting for stock option awards granted after January 1, 2003 and, accordingly, have recorded compensation expense. Prior to January 1, 2003, we accounted for our employee stock options using the settlement method and no compensation expense was recognized. For awards granted in 2002, the standard requires the disclosure of pro forma earnings and per share information as if we had accounted for employee stock options under the fair value method. The pro forma effect of awards granted prior to January 1, 2002 has not been included in the pro forma earnings and per share information.

        The estimated fair value of the options is amortized to expense over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended September 30		Nine months ended September 30
	2004	2005	2004	2005
Risk-free rate	3.5%	4.0% - 4.1%	3.1%	3.5% - 4.1%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Volatility factor of the expected market price of the Company's shares	70%	52% - 66%	70%	48% - 68%
Expected option life (in years)	5.5	3.5 - 5.5	4.4	3.5 - 5.5
Weighted average grant date fair values of options issued	$9.82	$6.15	$9.85	$7.09

        Compensation expense for the three and nine months ended September 30, 2005 was $2.2 and $7.2 (three and nine months ended September 30, 2004 — $2.1 and $5.8, respectively) relating to the fair value of options granted after January 1, 2003.

        The pro forma disclosure relating to options granted in 2002 is as follows:

	Three months ended September 30		Nine months ended September 30
	2004	2005	2004	2005
Net loss as reported	$(24.4)	$(19.6)	$(44.4)	$(18.6)
Deduct: Stock-based compensation costs using fair value method	(2.0)	(2.2)	(6.2)	(5.3)

Pro forma net loss	$(26.4)	$(21.8)	$(50.6)	$(23.9)

Loss per share:
Basic — as reported	$(0.11)	$(0.09)	$(0.20)	$(0.08)
Basic — pro forma	$(0.12)	$(0.10)	$(0.23)	$(0.11)
Diluted — as reported	$(0.11)	$(0.09)	$(0.20)	$(0.08)
Diluted — pro forma	$(0.12)	$(0.10)	$(0.23)	$(0.11)

        Our stock plans are described in note 9 to the 2004 annual consolidated financial statements.

(i)    Option exchange costs recorded in cost of sales and SG&A:

        During the third quarter of 2005, we cancelled 6.8 million options for an aggregate cost of $6.8 as part of an option exchange program under our long-term incentive and certain other stock option plans. Eligible employees forfeited certain out-of-the-money options for $1.00 in cash for each option surrendered. This program has reduced our number of options outstanding at September 30, 2005 to approximately 16 million which represents approximately 7% of our total outstanding shares. We paid $5.6 in cash during the quarter. The balance has been accrued and will be paid out at the end of three years, in accordance with the plan. Of the $6.8 aggregate cost, we recorded $3.9 in cost of sales and $2.9 in SG&A.

10.   SEGMENTED INFORMATION:

        Our operations fall into one dominant industry segment, the electronics manufacturing services industry. We manage our operations, and accordingly determine our operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings/loss before interest and accretion on convertible debt, amortization of intangible assets, integration costs related to acquisitions, other charges, option expense, option exchange costs and income taxes). Inter-segment transactions are reflected at market value. The following is a breakdown by reporting segment:

	Three months ended September 30		Nine months ended September 30
	2004	2005	2004	2005
Revenue
Americas	$914.3	$692.5	$2,812.2	$2,332.8
Asia	870.9	992.3	2,594.6	3,050.6
Europe	463.5	350.7	1,345.4	1,143.6
Elimination of inter-segment revenue	(72.7)	(41.1)	(245.1)	(131.3)

	$2,176.0	$1,994.4	$6,507.1	$6,395.7

	Three months ended September 30		Nine months ended September 30
	2004	2005	2004	2005
EBIAT
Americas	$7.2	$10.9	$3.5	$42.2
Asia	29.2	38.0	81.6	119.1
Europe	3.2	(3.9)	(1.1)	(8.4)

	39.6	45.0	84.0	152.9
Net interest and accretion charges	(10.9)	(13.5)	(25.8)	(36.3)
Amortization of intangible assets	(7.7)	(6.8)	(22.6)	(21.0)
Option expense	(2.1)	(2.2)	(5.8)	(7.2)
Option exchange cost (note 9 (i))	—	(6.8)	—	(6.8)
Integration costs related to acquisitions	(1.2)	—	(1.6)	(0.3)
Other charges (note 7)	(47.7)	(27.0)	(77.2)	(74.0)

Earnings (loss) before income taxes	$(30.0)	$(11.3)	$(49.0)	$7.3

	As at September 30
	2004	2005
Total assets
Americas	$2,278.9	$1,485.5
Asia	2,345.2	2,373.9
Europe	1,050.5	833.3

	$5,674.6	$4,692.7

Goodwill
Americas	$230.4	$—
Asia	885.0	874.5
Europe	76.5	—

	$1,191.9	$874.5

11.   WEIGHTED AVERAGE SHARES OUTSTANDING AND PER SHARE CALCULATIONS:

        The following table sets forth the calculation of basic and diluted per share:

	Three months ended September 30		Nine months ended September 30
	2004	2005	2004	2005
Numerator:
Net loss attributable to common shareholders	$(24.4)	$(19.6)	$(44.4)	$(18.6)
Denominator (in millions):
Weighted average shares — basic	225.1	225.8	221.0	226.2
Effect of dilutive securities:(1)(2)
Employee stock options and warrants	—	—	—	—
Convertible debt	—	—	—	—

Weighted average shares — diluted	225.1	225.8	221.0	226.2
Loss per share:
Basic	$(0.11)	$(0.09)	$(0.20)	$(0.08)
Diluted	$(0.11)	$(0.09)	$(0.20)	$(0.08)

(1)
Excludes the effect of all options, warrants and convertible debt in 2004 as they are anti-dilutive due to the loss reported in these periods.

(2)
Excludes the effect of the convertible debt in 2005 as it is anti-dilutive. As of September 2005, there were no convertible debt securities outstanding.

12.   SUPPLEMENTAL CASH FLOW INFORMATION:

	Three months ended September 30		Nine months ended September 30
	2004	2005	2004	2005
Paid during the period:
Interest	$2.3	$3.6	$10.4	$9.1
Taxes	$2.1	$2.8	$6.1	$17.3
Non-cash financing activities:
Shares issued for acquisition of MSL	$—	$—	$245.5	$—
Options issued for acquisition of MSL	$—	$—	$15.2	$—
Warrants issued for acquisition of MSL	$—	$—	$8.9	$—

13.   HEDGING TRANSACTIONS:

        In connection with the issuance of our $500.0 principal amount of Senior Subordinated Notes in June 2004, we entered into interest rate swap agreements to hedge the fair value of the Notes, by swapping the fixed rate of interest for a variable interest rate. The notional amount of the agreements is $500.0. The agreements were effective June 2004 and mature July 2011. See note 4(b).

        Payments or receipts under the swap agreements are recognized as adjustments to interest expense on long-term debt. The fair value of the interest rate swap agreements at September 30, 2005 was an unrealized gain of $0.7.

14.   GUARANTEES AND CONTINGENCIES:

        Contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds are provided to various third parties. These guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees. At September 30, 2005, these liabilities, including guarantees of employee share purchase loans, amounted to $79.8 (June 30, 2005 — $83.6).

        In addition to the above guarantees, we have also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts payable with respect to these indemnifications cannot reasonably be estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

        In the normal course of our operations, we are subject to litigation and claims from time to time. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on our results of operations, financial position or liquidity.

        We are subject to tax audits by local taxing authorities. International taxation authorities could challenge the validity of our inter-company financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. In connection with ongoing tax audits in the United States, taxing authorities have assessed significant deficiencies and related interest and penalties arising from inter-company transactions. We believe we have substantial defenses and have adequately accrued for potential losses. However, there can be no assurance as to the final resolution of these audits and any resulting proceedings, and if these audits and proceedings are determined adversely to us the amounts we may be required to pay may be material.

15.   COMPARATIVE INFORMATION:

        We have reclassified certain prior period information to conform to the current periods' presentation.

QuickLinks

EXHIBIT 99.2
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS